American Energy Production Inc.
P.O. Box 1406
Mineral Wells, Texas 76068
940-452-0698
940-327-8018 fax

September 22, 2010

United States Securities and Exchange Commission
Attention: Mr. John Cannarella
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Cannarella:

In response to the Commission’s correspondence to American Energy Production, Inc. (the “Company”) dated July 22, 2010, please find below our response to the following comment:

Engineering Comments
Reserve Quantity Information, Page F-31

5.

The year-end 2009 estimated future development costs from the standardized measure was left unchanged from that for 2008 in an attempt to be conservative in our approach of estimating what the cost of development might be. The price of both natural gas and oil had dropped substantially in the latter part of 2008 and remained there throughout most of 2009.  The oil and gas drilling and development industry as a whole had suffered greatly and the price of drilling and completing wells had gone down as well. We, as a company, thought that it would not be prudent to lower our projected cost of development based on the current price of drilling and completion. Over time, as the general economic conditions improved, we felt that the price of development would return to what we had estimated in 2008.

In 2008 and 2009 we expended no capital for development. The price of natural gas and oil had dropped and the revenues to the Company had dropped in a corresponding manner. There was no extra money for the development of new wells. Since then, the price of oil has risen but the price of natural gas has stayed near its lows. The Company had developed and grown focused on the production of natural gas and it is taking time to restructure the company to accommodate the development of our oil production.

Our auditor has indicated that certain factors raise substantial doubt about our ability to continue as a going concern. We feel that these concerns are valid concerns. As long as our revenues are less then our operating costs this will continue to be the case. We are in the process of reallocating our existing resources to increase our oil production in an effort to increase our revenues so that we can meet or exceed our operating costs.

The company is currently exploring the idea of partnering with other investors to raise the moneys necessary to drill wells on our existing leases or other leases. This should generate revenues through drilling, completion and operating activities as well a revenues from royalties, carried positions and working interest positions on the wells as we develop our proved undeveloped reserves.

Hopefully, the above information sufficiently responds to the Commissions comment as related to our reserve report information.